Exhibit 12
Nabors Industries, Ltd. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges
(In thousands, except ratio amounts)

		Year Ended December 31, 2007
		2007	2006	2005
Income before income taxes from continuing operations		$1,135,331	$1,427,902	$857,155
Less earnings from affiliates, net of dividends		(5,136)	(18,111)	(2,600)
Add amortization of capitalized interest		2,501	1,855	1,267
Add fixed charges as adjusted (from below)		57,585	49,731	47,786

Earnings	(1)	$1,190,281	$1,461,377	$903,608

Fixed charges:
Interest expense:
Interest on indebtedness		$43,339	$36,543	$19,086
Capitalized		9,853	9,495	4,173
Amortization of debt related costs (1)		10,363	10,043	25,763
Interest portion of rental expense		3,883	3,145	2,937

Fixed charges before adjustments	(2)	67,438	59,226	51,959
Less capitalized interest		(9,853)	(9,495)	(4,173)

Fixed charges as adjusted		$57,585	$49,731	$47,786

Ratio (earnings divided by fixed charges before adjustments)	(1)/ (2)	17.65	24.67	17.39

(1)	Includes deferred financing, discount and premium amortization.